05059077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required, effective October 7, 1996*)

For the fiscal year ended: December 30, 2004

or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from _________ to __________

Commission File No. 1-6187

Albertson's Employees' Tax Deferred Savings Plan
(Full Title of the Plan)

Albertson's, Inc.
250 Parkcenter Blvd.
P.O. Box 20
Boise, ID 83726
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

REQUIRED INFORMATION

Albertsons Employees' Tax Deferred Savings Plan

Financial Statements as of December 30, 2004 and December 31, 2003 and for the Period Ended December 30, 2004 and the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 1700
101 South Capitol Boulevard
Boise, ID 83702-7718
USA

Tel: +1 208 342 9361
Fax: +1 208 342 2199
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Albertsons Employees' Tax
Deferred Savings Plan
Boise, Idaho

We have audited the accompanying financial statements of the Albertsons Employees' Tax Deferred Savings Plan (the "Plan") as of December 30, 2004 and December 31, 2003, as listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2004 and December 31, 2003, and the changes in net assets available for benefits for the respective period and year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1, effective December 30, 2004 the Plan merged their net assets and operations with another defined contribution plan.

Deloitte & Touche LLP

June 27, 2005

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2004 AND DECEMBER 31, 2003

	December 30, 2004	December 31, 2003
ASSETS—Investments (Note 3)	$ -	$17,510,635
ACCRUED INTEREST RECEIVABLE	-	769
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$17,511,404

See notes to financial statements.

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD ENDED DECEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003

	Period Ended December 30, 2004	Year Ended December 31, 2003
ADDITIONS:		
Investment income:		
Net appreciation in fair value of investments (Note 3)	$ 1,053,977	$ 1,128,515
Dividends	218,476	253,561
Interest	107,066	136,369
Net investment income	1,379,519	1,518,445
Participant contributions	135,505	271,717
Total additions	1,515,024	1,790,162
DEDUCTIONS:		
Benefits paid to participants	3,216,421	1,241,443
Administrative expenses	32,870	34,194
Transfers (Note 1)	15,777,137	-
Total deductions	19,026,428	1,275,637
(DECREASE) INCREASE IN NET ASSETS	(17,511,404)	514,525
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of period	17,511,404	16,996,879
End of period	$ -	$ 17,511,404

See notes to financial statements.

ALBERTSONS EMPLOYEES' TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003

1. DESCRIPTION OF PLAN

The following brief description of Albertsons Employees' Tax Deferred Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Plan Merger—Effective December 30, 2004, the Plan merged with Albertsons Savings & Retirement Estates (ASRE), a tax qualified 401(k) and profit sharing plan also maintained by Albertson's, Inc. After appropriate member notification, participant balances were transferred to similar, or in many cases the same, investment options available in the ASRE plan. The transferred members participate in ASRE on the same basis as they did in the Plan, on a deferral only basis receiving no company contributions, in accordance with the terms of collective bargaining agreements covering these participants.

General—The Plan is a defined contribution plan established February 1, 1986 for eligible employees of Albertson's, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan was amended and restated on September 26, 1999 as a result of the Company's adoption of the Albertsons Savings and Retirement Estates ("ASRE"), a profit sharing plan with Section 401(k) features. Company employees eligible to participate in ASRE began making Section 401(k) elective deferrals under ASRE instead of the Plan effective as of such date.

Eligibility—An employee of the Company shall become an eligible participant in the Plan as of the date the employee completes one year of service during which he or she works 1,000 hours and has attained age 21. Employees covered under a collective bargaining agreement are not eligible to participate in the Plan unless such agreement provides that either the Albertsons Salaried Employees' Pension Plan or the Albertsons Employees' Corporate Pension Plan shall be applicable to the employees covered by such agreement. Employees covered under the ASRE are not eligible to participate in the Plan.

Contributions—The Plan provides for participants to elect to enter into a Salary Deferral Agreement ("Agreement") with the Company, whereby the participant may defer up to 30% of their salary, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Amounts deferred will be contributed to the Plan for the participants. The participant directs the investment of the contribution into various investment options, including guaranteed interest contracts, pooled separate accounts, and Company stock. The Company does not make any additional contributions. Amounts deferred pursuant to the Agreement and contributed to the Plan are not taxable to the participants until distributed from the Plan to the participants.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Earnings and losses on the investments are allocated to the participants' accounts based upon relative account balances at regular valuation dates specified by Principal Life Insurance Company ("Principal").

Investment Manager and Custodian—The Plan has entered into an investment and recordkeeping contract with Principal. Principal maintains the contributions in pooled and general accounts, which are credited with earnings on the underlying investments and charged for participant withdrawals and certain investment expenses.

The pooled separate accounts are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the pooled separate accounts approximates contract value. The pooled separate accounts' average returns are as follows:

	Period Ended December 30, 2004	Year Ended December 31, 2003
Partners Large-Cap Blend I Separate Account	-	28.46 %
Partners U.S. Property Separate Account	12.52 %	8.25 %
Bond and Mortgage Separate Account	4.85 %	5.04 %
International Stock Separate Account	20.99 %	33.72 %
Large-Cap Stock Index Separate Account	10.49 %	28.18 %
Bond Emphasis Balanced Separate Account	9.73 %	16.36 %
Partners Large-Cap Value Separate Account	13.18 %	27.48 %
Mid-Cap Stock Index Separate Account	16.00 %	34.87 %
Partners Large-Cap Growth I Separate Account	9.12 %	24.00 %
Partners Small-Cap Growth II Separate Account	11.00 %	45.08 %
Partners Small-Cap Value Separate Account	17.79 %	37.91 %
International Small Company Separate Account	30.47 %	54.75 %
LifeTime Strategic Income Separate Account	10.92 %	15.29 %
LifeTime 2010 Separate Account	11.62 %	18.78 %
LifeTime 2020 Separate Account	12.19 %	21.57 %
LifeTime 2030 Separate Account	12.68 %	23.33 %
LifeTime 2040 Separate Account	12.86 %	24.48 %
LifeTime 2050 Separate Account	13.15 %	26.44 %

The general accounts are included in the financial statements at estimated fair market value because they are not fully benefit responsive. The general accounts include the Three Year Guaranteed Interest general account and Five Year Guaranteed Interest general account.

Principal performs certain recordkeeping and reporting functions on behalf of the Trustees of the Plan. U.S. Bank is the custodian of the Albertson's, Inc. common stock held in the Albertson's, Inc. Common Stock Account.

Participant Loans—Under certain circumstances participants may borrow against their vested account balances. Loans are limited to 50% of the participant's vested account balance, with a maximum outstanding loan balance of $50,000. The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus 1%. The interest rate so determined will remain fixed through the duration of the loan. All loans must be repaid within five years except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. Principal and interest is paid ratably through payroll deductions.

Vesting—Participant account balances are fully vested immediately and nonforfeitable.

Payments of Benefits—Depending on the value of the vested interest at time of termination and the reason for termination (death, disability, retirement, other), several options are available to a participant or beneficiary which include:

- Lump-sum cash distribution
- Direct rollover to IRA or other qualified plan
- Transfer to a "Personal Retirement Account" under the Albertsons Plan (participant only)
- Annuity (beneficiary only)
- Interest Draft Account (beneficiary only)
- Flexible Income (beneficiary only)

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investment in Albertson's, Inc. common stock is stated at fair value based on quoted market prices. The benefit-responsive investment contracts are valued at contract value; all other investment contracts are stated at estimated fair value based on quoted market prices. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 and $21,555 at December 30, 2004 and December 31, 2003, respectively.

Administrative Expenses—U.S. Bank administrative expenses and a portion of other administrative expenses are paid by the Company. All remaining administrative expenses are paid by the participants of the Plan.

3. INVESTMENTS

There were no investments that represent 5% or more of the Plan's net assets available for benefits at December 30, 2004. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 are as follows:

Investment at Fair Value Determined by Quoted Market Price:	
Albertson's, Inc. Common Stock Employer Securities	$7,029,901
First American Prime Obligation	1,330,768
	$8,360,669
Investments at Contract Value:	
Partners Large-Cap Blend I Separate Account	$ -
Large-Cap Stock Index Separate Account	3,516,331
	$3,516,331
Investments at Estimated Fair Value:	
Three Year Guaranteed Interest General Account	$1,191,941
Five Year Guaranteed Interest General Account	1,512,984
	$2,704,925

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period and year) appreciated (depreciated) as follows for the period ended December 30, 2004 and the year ended December 31, 2003:

	Period Ended December 30, 2004	Year Ended December 31, 2003
Investment at Fair Value Determined by Quoted Market Price—		
Albertson's, Inc. Common Stock Employer Securities	$ 350,509	$ 43,025
Investments at Contract Value:		
Partners Large-Cap Blend I Separate Account	-	43,873
Partners U.S. Property Separate Account	74,454	46,017
Bond and Mortgage Separate Account	33,404	31,914
International Stock Separate Account	122,337	161,540
Large-Cap Stock Index Separate Account	338,599	717,739
Bond Emphasis Balanced Separate Account	39,063	58,197
Partners Large-Cap Value Separate Account	12,147	2,057
Mid-Cap Stock Index Separate Account	35,119	23,551
Partners Large-Cap Growth I Separate Account	1,799	712
Partners Small-Cap Growth II Separate Account	5,552	8,657
Partners Small-Cap Value Separate Account	11,319	2,185
International Small Company Separate Account	401	4
LifeTime Strategic Income Separate Account	2,732	247
LifeTime 2010 Separate Account	38	621
LifeTime 2020 Separate Account	2,446	1,004
LifeTime 2030 Separate Account	2,200	654
LifeTime 2040 Separate Account	3,557	987
LifeTime 2050 Separate Account	2,522	1,243
Investments at Estimated Fair Value:		
Three Year Guaranteed Interest General Account	7,099	(7,090)
Five Year Guaranteed Interest General Account	8,680	(8,622)
	$1,053,977	$1,128,515

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002 that the Plan is designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED PARTY TRANSACTIONS

At December 31, 2003, the Plan held 310,371 shares of common stock of Albertson's, Inc., the sponsoring employer, with a cost basis of $9,251,698. During the period ended December 30, 2004 and the year ended December 31, 2003, the Plan recorded dividend income of $218,476 and $253,561, respectively.

* * * * * *

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBERTSON'S TAX DEFERRED SAVINGS PLAN
(Name of Plan)

Date: June 27, 2005

/s/ Michele Murphy

By: Michele Murphy
Trust Chair

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-2139, 33-15062, 33-43635 and 33-62799 of Albertson's, Inc. and subsidiaries on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of Albertsons Employees' Tax Deferred Savings Plan for the period ended December 30, 2004.

Deloitte & Touche LLP

Boise, Idaho
June 27, 2005